UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

Attached hereto is the text of the resolutions adopted by the Annual General Shareholders’ Meeting of Banco Bilbao Vizcaya Argentaria, S.A. that has been held today.

Bilbao, 20 March 2026

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A., HELD ON 21 MARCH 2025

RESOLUTIONS UNDER AGENDA ITEM ONE

1.1.

Approve, under the terms set out in the legal documentation, the individual and consolidated annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group for the financial year ending December 31, 2025.

Authorise the Chair, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Amaya María Llovet Díaz, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group, as well as to issue the corresponding certificates pursuant to Article 279 of the Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the consolidated non-financial information report of Banco Bilbao Vizcaya Argentaria Group for the financial year ending December 31, 2025.

Authorize the Chair, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Amaya María Llovet Díaz, so that any of them, indistinctly and with powers of substitution, may complete, correct, formalize, publish, interpret, clarify, extend, develop or execute the document indicated in the preceding paragraph.

1.3.

Approve the proposed allocation of profits of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to financial year 2025 in the amount of EUR 7,156,971,748.36 (seven billion one hundred fifty-six million nine hundred seventy-one thousand seven hundred forty-eight euro and thirty-six euro cents), on the following terms:

(i)

The amount of EUR 5,267,833,582.56 (five billion two hundred sixty-seven million eight hundred thirty-three thousand five hundred eighty-two euro and fifty-six euro cents) shall be allocated to the payment of dividends, of which:

a)

An amount of EUR 1,842,452,362.56 (one billion eight hundred forty-two million four hundred fifty-two thousand three hundred sixty-two euro and fifty-six euro cents) has already been fully paid prior to this Annual General Shareholders’ Meeting as an interim dividend on account of the 2025 dividend, in accordance with the resolution adopted by the Board of Directors at its meeting held on 29 September 2025; and

b)

The remaining amount of EUR 3,425,381,220 (three billion four hundred twenty-five million three hundred eighty-one thousand two hundred twenty euro) shall be allocated to the payment of the final dividend for financial year 2025, in the amount of EUR 0.60 (sixty euro cents) gross

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

per outstanding share of the Bank entitled to participate in such distribution at the time of payment. Payment shall be made to shareholders on 10 April 2026.

In this respect, it is resolved to ratify, insofar as necessary, the resolution adopted by the Board of Directors on 29 September 2025 approving the distribution of the aforementioned amount as an interim dividend on account of the 2025 dividend.

(ii)

The remaining profit, that is, the amount of EUR 1,889,138,165.80 (one billion eight hundred eighty-nine million one hundred thirty-eight thousand one hundred sixty-five euro and eighty euro cents), shall be allocated to the Company’s voluntary reserve funds.

1.4. Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors for the financial year 2025.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM TWO

The General Meeting has approved the re-election of Sonia Lilia Dulá, Raúl Catarino Galamba de Oliveira and Ana Leonor Revenga Shanklin as members of the Board of Directors, with the status of independent directors, for the statutory three-year period, following the proposal of the Appointments and Corporate Governance Committee.

Likewise, the General Meeting has approved the re-election of Carlos Vicente Salazar Lomelín as member of the Board of Directors, with the status of other external director, for the statutory three-year period, following the favorable report of the Appointments and Corporate Governance Committee.

Lastly, the General Meeting has approved the appointment of Jorge Montalbo Todolí, as member of the Board of Directors, with the status of independent director, for the statutory three-year period, following the proposal of the Appointments and Corporate Governance Committee.

The approved re-elections and appointment are accompanied by the report of the Board of Directors stipulated in Article 529 decies of the Corporate Enterprises Act, and with the favorable report of the Appointments and Corporate Governance Committee in the case of the re-election of Carlos Vicente Salazar Lomelín. These reports have been made available to shareholders as of the date on which the call notice of the General Meeting was made public.

Consequently, the General Meeting has adopted the following resolutions:

2.1.

Re-elect Sonia Lilia Dulá, of legal age, of US nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.2.

Re-elect Raúl Catarino Galamba de Oliveira, of legal age, of Portuguese nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.3.

Re-elect Ana Leonor Revenga Shanklin, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.4.

Re-elect Carlos Vicente Salazar Lomelín, of legal age, of Mexican nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of other external director, for the statutory three-year period.

2.5.

Appoint Jorge Montalbo Todolí, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, establish the number of directors that form part of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. in 15.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM THREE

One.- To delegate to the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or the “Bank”), as broadly as required by law, the power to issue securities convertible into newly issued shares of the Bank whose conversion is contingent and envisaged in order to meet regulatory requirements for their eligibility as capital instruments (CoCos), in accordance with the solvency regulations and subject to the legal and statutory provisions applicable at any time, with the ability to carry out the issues on one or several occasions within a maximum period of five (5) years from the date of approval of this resolution, for a maximum overall aggregate amount of EIGHT BILLION EURO (EUR 8,000,000,000), or its equivalent in any other currency.

Two.- To authorise the Board of Directors, empowering it to sub-delegate such powers to the Executive Committee (which, in turn, shall have powers of sub-delegation); to the Chair of the Board of Directors; to the Chief Executive Officer; or to any other person expressly empowered by the Board for this purpose, with the scope it deems appropriate, as broadly as required by law, for the exercise of the delegation referred to in the foregoing resolution One, as well as to carry out any acts, procedures or applications that may be necessary or advisable for its exercise, so that, in the manner it deems most appropriate, it may:

(i)

To resolve, establish and determine the terms, characteristics and conditions of each and every one of the issues of securities contingently convertible into newly issued shares of the Company carried out pursuant to this resolution, including, by way of illustration and not limitation, the term, expressly allowing for the issuance of perpetual securities; where applicable, the terms and early redemption options, which may be in favour of the issuer or of the bondholders; the amount, always within the maximum overall aggregate amount indicated above; the issue date or dates; the interest rate; the issue price; the number of securities and the nominal value of each security; the form of representation of the securities; the form and conditions of the remuneration of the securities, including, without limitation, the interest rate, whether fixed or variable, and the dates and procedures for coupon payment; the ranking of the securities and any subordination clauses; where applicable, anti-dilution clauses; the applicable law and jurisdiction; and, where appropriate, the mechanisms for association and collective organisation and/or representation and protection of the holders of the securities to be issued, including the appointment of their representatives.

(ii)	To resolve, establish and determine the bases and methods of conversion, including the form, timing and conversion scenarios.

(iii)	To resolve, establish and determine the conversion ratio, which may be fixed or variable, within the limits set forth below.

Where the issue is carried out with a fixed conversion ratio, the Company share price for the purposes of the conversion may not be less than the higher of: (a) the arithmetic mean of the closing prices of the Company share on the stock exchange or securities market determined by the Board of Directors, during a period to be established, which may not be longer than three months nor shorter than fifteen trading days prior to the date on which the specific issue of contingently convertible securities is approved; and (b) the closing price of the Company share on the stock

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

exchange or securities market determined by the Board of Directors on the day prior to the date on which the specific issue of contingently convertible securities is approved.

Where the issue is carried out with a variable conversion ratio, the Bank share price for the purposes of the conversion shall be the arithmetic mean of the closing prices of the Company share on the stock exchange or securities market determined by the Board of Directors, during a period to be established, which may not be longer than three months nor shorter than five trading days prior to the date on which the conversion trigger event occurs. A premium or, where appropriate, a discount may be applied to such price per share; however, where a discount is applied, it may not exceed 30%. The premium or discount may differ for each conversion date of each issue or tranche. Likewise, notwithstanding that a variable conversion ratio is established, a minimum and/or maximum reference share price for the purposes of conversion may be determined, on the terms deemed appropriate by the Board of Directors.

Subject to any other limits applicable under the regulations in force at any time, the value of the Company share for the purposes of the conversion ratio of the securities into shares may not be below the nominal value of the Company share at the time of conversion, and securities may not be converted into shares when the nominal value of the securities is below that of the shares.

For the purposes of conversion, the contingently convertible securities shall be valued at their nominal amount, and may include or exclude accrued and unpaid interest at the time of conversion, and rounding formulae may be determined as deemed appropriate.

(iv)

To request, where appropriate, the admission to trading of the contingently convertible securities issued pursuant to this delegation and/or the shares issued to cover their conversion, on official or unofficial, regulated or non-regulated, organised or non-organised secondary markets, whether domestic or foreign, and to carry out any procedures or actions that may be necessary or advisable for this purpose before any corresponding public and/or private authorities or bodies.

It is expressly stated that the Company submits to the regulations currently in force or that may be enacted in the future in relation to trading, in particular with regard to listing, maintenance and delisting, and undertakes that, should the delisting of the securities or shares subsequently be requested, such delisting shall be carried out in accordance with the formalities required by the applicable regulations, as well as with any conditions, limitations or requirements that may be imposed by the competent supervisory authorities in relation to the admission, maintenance or exclusion from trading of such securities or shares.

(v)

To increase the Bank’s share capital by the amount necessary to cover the conversion commitments, within the limits that, where applicable, are in force and available at any time, allowing, where appropriate, for undersubscription, establishing the characteristics of the Company shares to be issued to cover the conversion of the securities, and to redraft the corresponding article of the Bylaws.

(vi)	To exclude, either fully or partially, the pre-emptive subscription rights of shareholders within the framework of a specific issue, when the corporate interest

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

so requires, in all cases complying with the legal requirements and limitations established for this purpose at any given time.

Three.- To repeal, insofar as it has not been exercised, the authority conferred by the Annual General Shareholders’ Meeting held on 20 April 2021, under agenda item five.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM FOUR

One.- To authorise the derivative acquisition by Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”), directly or through any of its subsidiary companies, and for a maximum period of five (5) years from the date of approval of this resolution, of own shares, at any time and as many times as it deems appropriate, by any means permitted by law, including against profit for the year and/or freely distributable reserves, all in accordance with the provisions of the applicable legislation, and to authorise that the shares acquired may subsequently be disposed of by any means permitted by law.

The derivative acquisition of BBVA shares shall be subject to the conditions established in the regulations applicable at any given time, as well as to any limitations that may be imposed by the competent authorities. In particular, the nominal value of the own shares acquired, whether directly or indirectly, together with those already held by the Company and its subsidiary companies, may not exceed ten percent (10%) of BBVA’s subscribed share capital at any given time (or any other limit established by the regulations applicable at any time).

In addition, the derivative acquisition of BBVA shares shall be subject to the condition that the acquisition price per share is not lower than the nominal value of the share nor higher than ten percent (10%) above the market price at the time of acquisition.

It is expressly authorised that the shares acquired by the Company or by its subsidiary companies pursuant to this authorisation may be allocated, in whole or in part, to their delivery to employees or directors of the Company or its subsidiaries, either directly or as a result of the exercise of option rights held by them.

This authorisation, as from the time of its approval, replaces and renders null and void the authorisation granted by the Annual General Shareholders’ Meeting of the Company held on 18 March 2022, under agenda item six.

Two.- To confer authority on the Board of Directors, in the broadest terms, for the exercise of the authorisation referred to in the foregoing resolution, as well as to carry out any acts, procedures or applications that may be necessary or advisable for its exercise, authorising it to sub-delegate such powers to the Executive Committee (which, in turn, shall have powers of sub-delegation); to the Chair of the Board of Directors; to the Chief Executive Officer; or to any other person expressly empowered by the Board for this purpose, with the scope it deems appropriate.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM FIVE

One.- To approve the reduction of the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”) by up to a maximum amount corresponding to ten percent (10%) of the share capital as at the date of this resolution (that is, by up to a maximum nominal amount of TWO HUNDRED AND SEVENTY-NINE MILLION SEVEN HUNDRED AND THIRTY-NINE THOUSAND FOUR HUNDRED AND SIXTY-SIX EURO AND THIRTY EURO CENTS (EUR 279,739,466.30), corresponding to FIVE HUNDRED AND SEVENTY MILLION EIGHT HUNDRED AND NINETY-SIX THOUSAND EIGHT HUNDRED AND SEVENTY (570,896,870) shares with a nominal value of FORTY-NINE EURO CENTS (EUR 0.49)), subject to obtaining, where appropriate, the corresponding regulatory authorisations, through the redemption of own shares acquired derivatively by BBVA pursuant to the authorisations in force at any given time granted by the General Shareholders’ Meeting and through any mechanism for the purpose of their redemption, all in accordance with the provisions of the applicable legislation and regulations, as well as with any limitations that may be imposed by any competent authorities. The implementation period of this resolution shall extend until the date of the next Annual General Shareholders’ Meeting, and it shall be rendered null and void in respect of the portion not executed as from that date.

The final amount of the share capital reduction shall be determined by the Board of Directors, within the maximum limit indicated above, based on the final number of shares acquired and which the Board of Directors decides to redeem in accordance with the delegation of powers approved below.

The share capital reduction shall not entail any repayment of shareholder contributions, as the Company itself shall be the holder of the shares to be redeemed, and shall be carried out as a charge to freely distributable reserves by means of the provision of a restricted reserve for redeemed share capital in an amount equal to the nominal value of the redeemed shares, which may only be disposed of under the same requirements as those applicable to a share capital reduction, pursuant to the provisions of article 335(c) of the Corporate Enterprises Act. Accordingly, the Company’s creditors shall not have the right of opposition referred to in article 334 of the Corporate Enterprises Act.

Two.- To confer authority on the Board of Directors, in the broadest terms, authorising it to sub-delegate to the Executive Committee (which, in turn, shall have powers of sub-delegation); to the Chair of the Board of Directors; to the Chief Executive Officer; and to any other person expressly empowered by the Board for this purpose, to execute, in whole or in part, the share capital reduction approved above, on one or more occasions, within the established implementation period and in the manner it deems most appropriate, with the power, in particular and without limitation, to:

(i)  Determine the number of shares to be redeemed in each execution, and to resolve not to execute the resolution, in whole or in part, if no own shares are ultimately acquired for the purpose of being redeemed or if, having been acquired for that purpose, (a) they have not been acquired, on one or more occasions, in a sufficient number to reach the ten percent (10%) limit of the share capital as at the date of this resolution; or (b) market conditions, Company circumstances, or any event of social or economic significance make it advisable for reasons of corporate interest or prevent its execution; in all cases reporting such decision to the next Annual General Shareholders’ Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

(ii)  Declare closed each of the executions of the share capital reduction finally agreed, setting, where appropriate, the final number of shares to be redeemed in each execution and, therefore, the amount by which the Company’s share capital is to be reduced in each execution, in accordance with the limits established in this resolution.

(iii)  Redraft the article of the Bylaws governing the share capital so that it reflects the new share capital amount and the number of outstanding shares following each execution of the approved share capital reduction.

(iv)  Request, where appropriate, the delisting of the shares redeemed by virtue of this delegation on any domestic or foreign markets on which BBVA shares are listed, carrying out any procedures and actions that may be necessary or advisable for this purpose before the corresponding public and/or private bodies, including any action, statement or filing before any competent authorities in any jurisdiction, including, without limitation, the United States of America, for the delisting of the shares represented by ADSs (American Depositary Shares).

(v)  Execute all public and/or private documents, and to carry out any acts, legal transactions, contracts, statements and operations that may be necessary or advisable to carry out each execution of the approved share capital reduction, as well as to attend to any formalities and obligations before any competent authorities in connection with the share capital reduction and each of its executions.

(vi)  Publish any announcements that may be necessary or appropriate in relation to the share capital reduction and each of its executions, and to carry out all actions required for the effective redemption of the shares referred to in this resolution.

(vii)  Set the terms and conditions of the reduction in any matters not provided for in this resolution, and to carry out all acts and procedures necessary in order to obtain the consents and authorisations required for the effectiveness of this resolution.

Three.- To repeal, insofar as not executed, the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting held on 21 March 2025, under agenda item three.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM SIX

Pursuant to Article 529 novodecies of the Spanish Corporate Enterprises Act, approve the Directors’ Remuneration Policy of Banco Bilbao Vizcaya Argentaria, S.A. (the “Policy”) to be applied as from the date of its approval (hence, for the 2026 financial year) and throughout the following three financial years (i.e., during 2027, 2028 and 2029 financial years), whose text together with the specific report of the Remuneration Committee and the remaining documentation pertaining to the General Meeting, has been made available to the shareholders as of the date on which this General Meeting was convened.

The approval of this new Policy entails, as established therein, the approval of (i) the extension of the fixed remuneration system with deferred delivery of shares of Banco Bilbao Vizcaya Argentaria, S.A., maintaining the maximum number of shares approved by the General Shareholders’ Meeting of March 17, 2023 to be delivered, as appropriate, to non-executive directors in execution of the system; and (ii) the allocation of a maximum number of 5,000,000 (five million) shares of Banco Bilbao Vizcaya Argentaria, S.A. to be delivered (directly or through instruments linked to shares, such as, for instance, options), where appropriate, to executive directors in execution of the payment rules of the annual variable remuneration that apply to them. All of it, in the terms set forth in the Policy.

Likewise, authorize the Board of Directors, with express subdelegation powers, to the fullest extent required by law to interpret, develop, formalize and execute this resolution, adopting as many agreements and signing as many public or private documents as may be necessary or appropriate for its full effect, including adapting the Policy when necessary and at the proposal of the Remuneration Committee to the circumstances that may arise, the rules set forth in applicable law, recommendations or best practices on the subject and to the specific requirements set by supervisors, or by any other competent authority, including, but not limited to, any stock exchange, domestic or foreign, provided that this does not imply a substantial change in its terms and conditions that, in accordance with applicable laws, should be newly submitted to consideration by the General Meeting; and, in particular, to:

a)  Develop and establish the specific terms and conditions of the remuneration systems for non-executive and executive directors as regards any matters not established in the Policy, specifically including, but not limited to, designating beneficiaries, performing actions related to new directors and departures, resolving the vesting and settlement of the remuneration, as well as the terms thereof, establishing cases for early vesting and settlement, as the case may be, and confirming compliance with any applicable terms and conditions to which this vesting and settlement is subject.

b)  Adapt the content and terms and conditions of the Policy to any corporate transactions or exceptional circumstances that may arise while it is in force, either in connection with Banco Bilbao Vizcaya Argentaria, S.A. or the companies of its Group, or, in the case of the remuneration system for executive directors, in connection with the indicators selected to determine their variable remuneration, or with the banks comprising the reference group for remuneration purposes, as applicable, such that it remains under equivalent terms and conditions.

c)  Adapt the content of the Policy to any requirements, observations or requests that the competent supervisory authorities may make and, specifically,

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

make adjustments to the percentages and deferral periods of the annual variable remuneration applicable to the executive directors of Banco Bilbao Vizcaya Argentaria, S.A., as well as to the withholding period for shares or instruments, or to the rules established for its calculation.

d)  Approve and establish as many developments as may be necessary to ensure the applicability of the variable remuneration reduction and recovery clauses established in the Policy and their compliance with regulations that are applicable to Banco Bilbao Vizcaya Argentaria, S.A. at any given time.

e)  Authorize the award of counterparty and liquidity contracts with any financial institutions that it freely designates, under the terms and conditions it deems appropriate.

f)  Generally, perform as many actions or sign as many documents as may be required or appropriate to ensure the validity, effectiveness, implementation, elaboration and execution of the Policy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTION UNDER AGENDA ITEM SEVEN

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have a material impact on the risk profile of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) or its Group, enabling subsidiaries of the Bank to likewise apply said maximum level to their professionals, all of it, according to the Report issued in this regard by the Board of Directors of the Bank on February 9, 2026, and which has been made available to shareholders as of the date on which this General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTION UNDER AGENDA ITEM EIGHT

To re-elect Ernst & Young, S.L. as the statutory auditors of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year 2026. Ernst & Young, S.L. is domiciled in Madrid, at Calle Raimundo Fernández Villaverde, No. 65 - Torre Azca, with Tax Identification Number (NIF) B78970506, registered under number S0530 in the Official Register of Auditors of Accounts of the Institute of Accounting and Auditing of Accounts, and in the Commercial Registry of Madrid, in general volume 9,364, volume 8,130 of Section 3 of the Companies Book, folio 68, Section 3, sheet 87,690-1.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM NINE

Authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as to any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of Tax and the Ministry of Economy, Commerce and Business; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorize the Chair, Carlos Torres Vila; the General Secretary and Secretary of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Amaya María Llovet Díaz so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Commercial Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

RESOLUTION UNDER AGENDA ITEM TEN

Approve, on a consultative basis, the Annual Report on the Remuneration of the Directors of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to financial year 2025, which has been made available to shareholders, together with the remaining documents related to the General Meeting, as of the date on which the General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: March 20, 2026	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the Board of Directors